







AFFIDAVIT OF INDIVIDUAL SURETY

(See instructions on reverse)

OMB Number: 9000-0001
Expiration Date: 11/30/2014

Public reporting burden for this collection of information is estimated to average 0.4 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Regulatory Secretariat (VPR), Office of Acquisition Policy, GSA, Washington, DC 20405.

STATE OF FLORIDA COUNTY OF BROWARD	SS.	Corrected for Oath See citizenship exemption on attached Instruction #3 J.W.H. (2) NOT a citizen of the United States

I, the undersigned, being duly sworn, depose and say that I am: (1) the surety to the attached bond(s); ~~(2) a citizen of the United States;~~ and of full age and legally competent. I also depose and say that, concerning any stocks or bonds included in the assets listed below, that there are no restrictions on the resale of these securities pursuant to the registration provisions of Section 5 of the Securities Act of 1933. I recognize that statements contained herein concern a matter within the jurisdiction of an agency of the United States and the making of a false, fictitious or fraudulent statement may render the maker subject to prosecution under Title 18, United States Code Sections 1001 and 494. This affidavit is made to induce the United States of America to accept me as surety on the attached bond.

1. NAME *(First, Middle, Last) (Type or Print)* Jeffrey Walter Heisey	2. HOME ADDRESS *(Number, Street, City, State, ZIP Code)* W. Oakland Park Blvd., - 1900, Fort Lauderdale, UM UM-99
3. TYPE AND DURATION OF OCCUPATION Permanent and Indefinite; Until Further Notice.	4. NAME AND ADDRESS OF EMPLOYER *(If Self-employed, so State)* JEFFREY WALTER HEISEY 1314 East Las Olas Blvd., #610, Fort Lauderdale, FL 33301
5. NAME AND ADDRESS OF INDIVIDUAL SURETY BROKER USED *(Number, Street, City, State, ZIP Code)* HEISEY JEFFREY WALTER W. Oakland Park Blvd., -1900, Fort Lauderdale, UM UM-99	6. TELEPHONE NUMBER HOME - 954.790.0726 (Primary Cell) BUSINESS - 786.565.8026

7. THE FOLLOWING IS A TRUE REPRESENTATION OF THE ASSETS I HAVE PLEDGED TO THE UNITED STATES IN SUPPORT OF THE ATTACHED BOND:

(a) Real estate *(Include a legal description, street address and other identifying description; the market value; attach supporting certified documents including recorded lien; evidence of title and the current tax assessment of the property. For market value approach, also provide a current appraisal.)*

(b) Assets other than real estate *(describe the assets, the details of the escrow account, and attach certified evidence thereof).*

S.E.C. filed Statement of Security Interest as evidenced by SEC file 811-22929 and including the affiliated CIK #0001589829 and CIK # 0001594052. Foreign and Domestic escrow account details are generally identified either by TIN: 164523344, by NAME: JEFFREY WALTER HEISEY, or by US PERSON FILE #: 0214440.

---------------------------------- See attached certified documentary evidence. (Exhibit A-2 pages) --

8. IDENTIFY ALL MORTGAGES, LIENS, JUDGEMENTS, OR ANY OTHER ENCUMBRANCES INVOLVING SUBJECT ASSETS INCLUDING REAL ESTATE TAXES DUE AND PAYABLE.

NONE

9. IDENTIFY ALL BONDS, INCLUDING BID GUARANTEES, FOR WHICH THE SUBJECT ASSETS HAVE BEEN PLEDGED WITHIN 3 YEARS PRIOR TO THE DATE OF EXECUTION OF THIS AFFIDAVIT.

NONE

DOCUMENTATION OF THE PLEDGED ASSET MUST BE ATTACHED.

10. SIGNATURE Jeffrey Walter Heisey	11. BOND AND CONTRACT TO WHICH THIS AFFIDAVIT RELATES *(Where Appropriate)* CAO-ADP: S1002A-HQ0338 CAO-ADP: S1002A-HQ0338

12. SUBSCRIBED AND SWORN TO BEFORE ME AS FOLLOWS:

DAN D. FORD
Notary Public - State of Florida
My Comm. Expires Sep 22, 2016
Commission # EE 203057

a. DATE OATH ADMINISTERED	b. CITY AND STATE *(Or other jurisdiction)*		Official Seal
MONTH 02 / DAY 04 / YEAR 2014	FORT LAUDERDALE, FLORIDA		
c. NAME AND TITLE OF OFFICIAL ADMINISTERING OATH *(Type or print)* DAN D. FORD, NOTARY PUBLIC	d. SIGNATURE Dan D. Ford	e. MY COMMISSION EXPIRES 09/22/2016	

AUTHORIZED FOR LOCAL REPRODUCTION
Previous edition is not usable

DAN D. FORD
Notary Public - State of Florida
My Comm. Expires Sep 22, 2016
Commission # EE 203057

STANDARD FORM 28 (REV. 6/2003)
Prescribed by GSA-FAR (48 CFR) 53.228(e)

EM992525488US

February 7, 2014

Jeffrey Heisey
Jeffrey Walter Heisey
1314 East Las Olas Boulevard, #610
Fort Lauderdale, FL 33301

CONFIRMATION OF REGISTRATION

Your institution is registered with the Securities Information Center (SIC®) as a **Direct Inquirer**. Please be certain to use the following FINS Number and Access Code(s) when requesting access to the Securities and Exchange Commission's Lost and Stolen Securities Program (LSSP) or when contacting the Center for general correspondence. Inquiries and reporting of stops can be made via the web by visiting our website, www.secic.com, and requesting web access.

.

FINS NUMBER: 349696
PRIMARY ACCESS CODES: 96H
SECONDARY ACCESS CODES: none

Your institution is registered as a transfer agent that issued less than 100,000 shares last year; you will be billed accordingly. Your invoice will reflect fees for the Program. The fees consist of a semi-annual registration charge and a semi-annual usage allocation. The usage portion of the bill is based on usage by all participants. More information on billing can be found on the Center's website under Billing Information.

**If you meet the exemption requirements of Rule 240.17f-1, you may request an exemption from the LSSP. Letters must be addressed to SIC® and state that <u>you do not handle physical securities and therefore are applying for an exemption</u>. Exemption requests must be received within 60 days of initially contacting SIC® or before May 1st or November 1st, whichever is the closest to the initial contact date. SIC® invoices twice a year, therefore all participants applying for exemption must have the proper paperwork submitted prior to these deadlines. The letter must have original signatures in order to be processed.

Please contact us at 1-877-300-2578 if this information is incorrect, or if you have any questions about your registration or the Program in general.

Sincerely,
Client Services
Securities Information Center